June 22, 2012

By Email

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:           El Paso Pipeline Partners, L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-33825

Colorado Interstate Gas Company, L.L.C.
Form 10-K for the Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-04874

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2012, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the June 15 comment letter.  The response to each comment or request is set forth immediately below the text of the applicable comment or request.

El Paso Pipeline Partners, L.P.

Form 10-K for the Year Ended December 31, 2011

1.	Where applicable, please apply these comments to the filings of your reporting subsidiaries.

Response:  Where applicable, we will apply the comments received to the filings of El Paso Pipeline Partners, L.P. (“EPB”) and its reporting subsidiary, Colorado Interstate Gas Company, L.L.C.  (“CIG”).

Item 8.  Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

2.
We assume by the lack of segment disclosures that you have one reportable segment.  Please tell us if you aggregate any operating segments into your single reportable segment.  If so, please tell us how your operating segments are structured and how they meet the aggregation criteria of paragraph ASC 280-10-50-11, including how you determined the aggregated operating segments have similar economic characteristics, and disclose that operating segments have been aggregated in accordance with paragraph 280-10-50-21a.

Response: We have one operating segment and therefore, one reportable segment.  Our operating segment is engaged in the operation of interstate natural gas transportation and terminalling facilities.  We assess our performance and make decisions regarding our allocation of resources utilizing the results and financial information of the single operating segment.

In future Form 10-K filings for EPB, we will enhance our discussion in Note 1 – Basis of Presentation and Significant Accounting Policies and provide the following additional disclosure in the first paragraph:

We have a single operating segment, resulting in us having a single reportable segment.

Property, Plant and Equipment, page 58

3.
You disclose on page 63 that you recorded a $21 million charge during fiscal 2010 to write down the net property, plant and equipment associated with your fiscal 2009 Natural Buttes sale.  We note that the charge resulted from a FERC order “that utilized a different depreciation allocation methodology to estimate the net book value of the facilities.”  Please provide us with further information regarding the terms of the FERC order.  Clarify why this subsequent charge was required and explain if the charge related to the correction of an error.  If the charge was an error correction, please tell us the implications of this error on your remaining property, plant and equipment balance, including whether or not your depreciation methodologies are consistent with GAAP and FERC guidelines and whether or not the FERC order resulted in any changes in your depreciable lives and/or methods.

Response:  CIG is regulated by the Federal Energy Regulatory Commission (the “FERC”). Therefore, it was required to make a filing with the FERC for authority to sell the Natural Buttes processing plant and related facilities (the “NBF”).    FERC also has authority over CIG’s accounting for jurisdictional assets, including approval of depreciation rates for its composite asset groups.

Prior to the sale of the NBF, CIG had two natural gas processing plants, the NBF and the Rawlins facility.  Both of these facilities were accounted for as a single, composite pool for depreciation purposes.  Under the composite method of depreciation, a number of similar or related assets are included in a group to which a single composite depreciation rate is applied.  The assets within the group typically have various useful lives and a single composite depreciation rate is utilized which reflects an average useful life for the assets within the group.  Because operating units are part of a composite pool, net book value of the operating units must be estimated for gain/loss calculation purposes when they are sold.

In 2009, we decided to sell the NBF.  The FERC approved CIG’s original application to abandon the NBF by sale and it concurred with management’s assessment that the NBF was an operating unit, resulting in the need to estimate the underlying net book value for gain or loss recognition purposes.  The request for abandonment by sale submitted to the FERC included the proposed journal entries resulting from the abandonment, including the underlying estimated net book value based on the technological obsolescence method. Management used the technological obsolescence valuation method for determining the net book value because (i) the expected remaining useful life of the NBF operating unit was significantly limited (due to technological obsolescence) when compared to the remaining depreciable life of the larger Rawlins facility assets, (ii) management’s interpretation of precedence established in various FERC rulings with regard to the use of alternative methods, including the technological obsolescence method, to estimate net book value, and (iii) it had been previously used by the FERC in the rate-making process.  The NBF became technologically obsolete following a significant decrease in natural gas receipts in large part attributable to shippers opting to transport their natural gas supplies to a newer, more technologically efficient processing facility placed in service by a third party.

In 2010, CIG filed its final accounting entries with the FERC pursuant to the original approved filing.  In response to CIG’s filing of these accounting entries, the FERC subsequently issued an order in September 2010, indicating that the use of a vintage-based method, not the technological obsolescence method, must be applied to estimate the net book value for the NBF.  Accordingly, management revised its calculation of the underlying estimated net book value for the NBF, resulting in a $21 million charge to earnings in 2010.

Because our initial estimate of the net book value of the NBF was based on a supportable method and other considerations as described above and the change in accounting treatment reflected the actions of the regulator as required under ASC 980, the $21 million charge to earnings in 2010 was not a correction of an error.  Further, the change in the valuation treatment of the net book value of the NBF did not impact either past or future depreciation expense or the composite depreciation rates utilized on the remaining assets within the applicable composite depreciable pool.   As is the case with every general rate case at FERC, any change to the useful lives for the assets remaining in this composite pool will be evaluated and, if a future change is required, filed with the FERC to be recorded on a prospective basis.

Following is a revised discussion of the Note 2 – Acquisitions and Divestitures that was included in EPB’s 2011 Form 10-K provided as an example of the type of disclosure we expect to include in future filings for EPB and CIG (italic emphasis added to demonstrate revisions made):

Divestiture of Natural Buttes. In November 2009, CIG sold the Natural Buttes compressor station and gas processing plant to a third party for $9 million, and based on management’s interpretation of FERC precedent in estimating the net book value of an operating unit sold, CIG recorded a gain of approximately $8 million related to the sale, which was included in the income statement as a reduction of operation and maintenance expense. Pursuant to the 2009 FERC order approving the sale of the compressor station and gas processing plant, CIG filed for FERC approval of the proposed accounting entries associated with the sale which utilized a technological obsolescence valuation methodology for determining the portion of the composite accumulated depreciation attributable to the plant. In September 2010, the FERC issued an order that utilized a different depreciation allocation methodology to estimate the net book value of the facilities. Based on the rulings from the September 2010 order, CIG recorded a non-cash adjustment as an increase to operation and maintenance expense of approximately $21 million to write down the net property, plant and equipment associated with the sale since it was no longer probable of recovery. In October 2010, CIG filed a request for rehearing and clarification of the FERC order and in October 2011, the FERC denied the request.

4.
You disclose that you capitalize indirect construction costs to property, plant, and equipment.  Please tell us and disclose in future filings the nature of any material categories of capitalized indirect costs and the methods you use to allocate these costs to your capital projects.

Response:  As described in Note 1 – Basis of Presentation and Significant Accounting Policies – Regulated Operations, our natural gas pipelines, storage operations and liquefied natural gas operations are subject to the jurisdiction of the FERC and, accordingly, we follow accounting standards for regulated operations.  As such, our capitalized indirect construction costs are recorded in accordance with the accounting guidance and related rate recovery as permitted by the FERC.  Our capitalized indirect construction costs are composed primarily of (i) labor and related costs of departments associated with supporting construction activities; and (ii) capitalized carrying costs (an allowance for funds used during construction or AFUDC) on debt and equity funds related to the construction of long-lived assets.  The method we use to allocate the carrying costs on debt and equity funds is separately disclosed in Note 1 – Basis of Presentation and Significant Accounting Policies – Property, Plant and Equipment.  The capitalized labor and related supporting costs are calculated based upon estimates of time spent supporting construction projects.

As an example of the type of disclosure we expect to provide in future Form 10-K filings for EPB and CIG, the following is a revised discussion of the Note 1 – Basis of Presentation and Significant Accounting Policies – Property, Plant and Equipment that appeared in EPB’s 2011 Form 10-K (italic emphasis added to demonstrate revisions made):

Property, Plant and Equipment

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the costs to the entity that first placed the asset in service.  For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs.  Our indirect construction costs primarily include an interest and equity return component (as more fully described below) and labor and related costs of departments associated with supporting construction activities.  The indirect capitalized labor and related costs are based upon estimates of time spent supporting construction projects.

We use the composite (group) method to depreciate property, plant and equipment.  Under this method, assets with similar lives and characteristics are grouped and depreciated as one asset.  The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value.  For certain general plant, the asset is depreciated to zero.  We re-evaluate depreciation rates each time we redevelop our transportation and storage rates to file with the FERC for an increase or decrease in rates.  When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets, less salvage value.  We do not recognize gains or losses unless we sell or retire an entire operating unit, as determined by the FERC.  We include gains or losses on dispositions of operating units in operations and maintenance expense in our income statements.

Included in our property balances are base gas and working gas at our storage facilities.  We periodically evaluate natural gas volumes at our storage facilities for gas losses.  When events or circumstances indicate a loss has occurred, we recognize a loss in our income statement or defer the loss as a regulatory asset on our balance sheet if deemed probable of recovery through future rates charged to customers.

We capitalize a carrying cost (an allowance for funds used during construction or AFUDC) on debt and equity funds related to the construction of long-lived assets.  This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity.  The debt portion is calculated based on the average cost of debt.  Interest costs capitalized are included as a reduction to interest and debt expense on our income statement.  The equity portion is calculated based on the most recent FERC approved rate of return.  Equity amounts capitalized are included in other income on our income statements.

7. Long-Term Debt and Other Financing Obligations, page 68

5.
We note your disclosure on page 71 that you transferred the title in certain projects to WYCO, your equity method investee, but continue to reflect the related property, plant, and equipment in your financial statements due to your “continuing involvement with the projects through WYCO.”  Citing applicable GAAP guidance, explain to us in sufficient detail how you determined your accounting treatment.

Response: During 2008 and 2009, EPB’s subsidiary, CIG, constructed the High Plains pipeline and Totem Gas Storage facilities.  After construction was completed (which occurred in December 2008 for the High Plains pipeline and in June 2009 for Totem Gas Storage), CIG contributed the title to the assets to WYCO Development L.L.C. (“WYCO”) and received an effective 50% ownership interest in the assets through its investment in WYCO.  Deposits received by CIG from the other 50% owner of WYCO to fund 50 percent of the construction costs were settled on that date.  CIG then leased the High Plains pipeline and Totem facilities from WYCO under executed long-term lease agreements.  The lease is backed by firm service agreements with a third party until 2029 and 2040 for the High Plains pipeline and Totem facilities, respectively.

We determined that the most applicable GAAP guidance on this matter was in ASC 840-40-25 (formerly  paragraphs 10, 11 and 13 of FAS 98, Accounting for Leases). Based on this guidance, we determined that (i) although the form of the transaction is a contribution-leaseback and FAS 98 applied to sales of property (with the subsequent leasing back of that property), we believe that FAS 98 also applied to transfers of property (i.e. contributions) to either consolidated or unconsolidated affiliates as well; and (ii) under the transaction described above, CIG will continue to have an interest in the properties’ future profits through its equity investment in WYCO. Because of CIG’s continuing involvement from its equity investment in WYCO, we further determined that the transaction would not qualify as a sale-leaseback transaction under FAS 98 (i.e., would be a failed sale-leaseback).  FAS 98 (now ASC 840-40-25-11A) further states that “a transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Subtopic ASC 360-20.”  ASC 360-20-55 states, “the seller does not recognize any profit, does not record notes receivable, continues to report in its financial statements the property and the related existing debt even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract.”

Based on this guidance and the conclusion reached above, we determined that the property, plant and equipment and financing obligation would remain on EPB’s and CIG’s balance sheets. Following is a revised discussion of the Other Financing Obligations that was included in EPB’s 2011 Form 10-K provided as an example of the type of disclosure we expect to include in future filings for EPB and CIG (italic emphasis added to demonstrate revisions made):

Other Financing Obligations. In conjunction with the construction of the Totem Gas Storage facility (Totem) and the High Plains pipeline (High Plains), CIG's joint venture partner in WYCO Development L.L.C. (WYCO) funded 50 percent of the construction costs. CIG reflected the payments made by their joint venture partner as other long-term liabilities on the balance sheet during construction and upon project completion. We then transferred  title in the High Plains pipeline and Totem storage facilities to WYCO and leased the assets back.  Although we transferred the title in these projects to WYCO, the transfer did not qualify for sale leaseback accounting because of our continuing involvement through our equity investment in WYCO. As such, the costs of the facilities remain on our balance sheets and the advanced payments received from our 50% joint venture partner were converted into a financing obligation due to WYCO.

Item 9A. Controls and Procedures, page 83

6.
We note that your evaluation “considered the various processes carried out under the direction of [your] disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely.”  Please note that if you choose to define disclosure controls and procedures that you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934.  Alternatively, you are not required to define disclosure controls and procedures in your disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures.  In future filings, please revise your disclosure to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Refer to item 307 of Regulation S-K.

Response:  In future filings for both EPB and CIG, we will remove the disclosure regarding the definition of our disclosure controls and procedures.  Additionally, as appropriate, we will disclose in our future filings that our management, including the Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures were effective as of the end of the period covered by the report.

Following is a revised Evaluation of Disclosure Controls and Procedures in Item 9A that was included in EPB’s 2011 Form 10-K provided as an example of the type of disclosure we expect to include in future filings for EPB and CIG:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

7.
We note your disclosure that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Please confirm to us and revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:  We confirm as of December 31, 2011 for both EPB and CIG Form 10-K filings our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level.  As noted in our response to item 6 above, we will make such disclosure in our future filings.

Please see our response to comment 6 above for an example of what we will disclose related to our conclusions on our annual evaluation of controls and procedures.

Colorado Interstate Gas Company, L.L.C.

Form 10-K for the Year Ended December 31, 2011

Item 15. Exhibits and Financial Statements Schedules, page 51

8.
We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K.  It appears that your Form S-3 effective April 20, 2009 may have triggered the requirement for your auditors to consent to the incorporation by reference of their audit report dated February 27, 2012 included within this Form 10-K.  Please file a consent, tell us where you filed this consent, or explain to us why you do not believe a consent is required.

Response: Given that no securities were sold under the Registration Statement (Form S-3 No. 333-158205) of El Paso Corporation, Colorado Interstate Gas Company, L.L.C., Colorado Interstate Issuing Corporation, El Paso Natural Gas Company, Southern Natural Gas Company, L.L.C., Southern Natural Issuing Corporation, and

Tennessee Gas Pipeline Company, L.L.C. declared effective on April 20, 2009 (the "Registration Statement") and that on June 1, 2012, a post-effective amendment to the Registration Statement filed to de-register all securities subject to issuance under the Registration Statement was declared effective, we believe that any requirement to file the consent of the auditors has been eliminated.

Each of El Paso Pipeline Partners, L.P. and Colorado Interstate Gas Company, L.L.C., acknowledges, with respect to its respective above-referenced filing, that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours, /s/Kimberly A Dang Kimberly A. Dang Vice President and Chief Financial Officer

cc:           Martha Carnes
PricewaterhouseCoopers LLP

Michael Osborne
Ernst & Young LLP